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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                    EASTBROKERS INTERNATIONAL INCORPORATED
                  (formerly known as Czech Industries, Inc.)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.05 PER SHARE
                        (Title of Class of Securities)

                                 276052 10 7
                                (CUSIP Number)

                                August de Roode
                               Turkenstr, 25/26
                             1090 Vienna, Austria
                                43-1-319 67 32
                              ------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 5, 1997
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP No.  276052 10 7
           -----------
--------------------------------------------------------------------------------
  1)     Name of Reporting Person:  VCH Vermogensverwaltung und Holding
         Ges.m.b.H.
         S.S. or I.R.S. Identification No. of Above Person: Not applicable

--------------------------------------------------------------------------------
  2)     Check the Appropriate Box if a Member of a Group            (a)[  ]
                                                                     (b)[  ]
--------------------------------------------------------------------------------
  3)     SEC Use Only

--------------------------------------------------------------------------------
  4)     Source of Funds  OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
  6)     Citizenship or Place of Organization:  Austria

--------------------------------------------------------------------------------
                           7)       Sole Voting Power: 1,500
  Number of
  Shares             -----------------------------------------------------------
  Beneficially             8)       Shared Voting Power:
  Owned by
  Each               -----------------------------------------------------------
  Reporting                9)       Sole Dispositive Power:  1,500
  Person
  With               -----------------------------------------------------------
                           10)      Shared Dispositive Power:

--------------------------------------------------------------------------------
  11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  21,500 shares of Common Stock
--------------------------------------------------------------------------------
  12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

--------------------------------------------------------------------------------
  13)    Percent of Class Represented by Amount in Row (11):

                  .8% of Common Stock, based on 2,826,000 shares of Common Stock issued and outstanding at February 1, 1997. See Item 5 herein.

--------------------------------------------------------------------------------
  14)    Type of Reporting Person   CO

--------------------------------------------------------------------------------

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CUSIP No.  276052 10 7
           -----------
--------------------------------------------------------------------------------
  1)     Name of Reporting Person:  August Andre de Roode
         S.S. or I.R.S. Identification No. of Above Person:  Not applicable

--------------------------------------------------------------------------------
  2)     Check the Appropriate Box if a Member of a Group               (a)[  ]
                                                                        (b)[  ]
--------------------------------------------------------------------------------
  3)     SEC Use Only

--------------------------------------------------------------------------------
  4)     Source of Funds  OO

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
  6)     Citizenship or Place of Organization:  Austria

--------------------------------------------------------------------------------
                           7)       Sole Voting Power:  20,000
 Number of
 Shares              -----------------------------------------------------------
 Beneficially              8)       Shared Voting Power:
 Owned by
 Each                -----------------------------------------------------------
 Reporting                 9)       Sole Dispositive Power:  20,000
 Person
 With                -----------------------------------------------------------
                           10)      Shared Dispositive Power:

--------------------------------------------------------------------------------
  11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  21,500 shares of Common Stock
--------------------------------------------------------------------------------
  12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

--------------------------------------------------------------------------------
  13)    Percent of Class Represented by Amount in Row (11):

                  .8% of Common Stock, based on 2,826,000 shares of Common Stock issued and outstanding at February 7, 1997. See Item 5 herein.

--------------------------------------------------------------------------------
  14)    Type of Reporting Person  IN

--------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of common stock, $.05 par value of Eastbrokers International Incorporated, formerly known as Czech Industries, Inc. ("Common Stock"), a Delaware corporation, having its principal executive offices at 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850 (the "Company" or the "Issuer").


ITEM. 2. IDENTITY AND BACKGROUND.

         Corporate Securityholder
         ------------------------

         (a) This statement is being filed by VCH Vermogensverwaltung und Holding Ges.m.b.H., an Austrian corporation ("VCH"),

         (b) The address of the principal executive office of VCH is Turkenstrasse 25/26, 1090 Vienna, Austria.

         (c) The principal business of VCH: VCH was formed to be a holding company and has no operations.

         (d) During the last five years, VCH has not been convicted in a criminal proceeding.

         (e) During the last five years, VCH has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Executive Officers and Directors of, and Persons Controlling, VCH and August
----------------------------------------------------------------------------
Andre De Roode, Individually
----------------------------
         August Andre de Roode
         ---------------------

         (a) This statement is being filed by August Andre de Roode, a director and the principal shareholder of VCH, and by August Andre de Roode, individually.

         (b)      Mr. de Roode's address is Turkenstr, 25/26 1090 Vienna,
                  Austria.

         (c) Mr. de Roode was the Chief Executive Officer for the Issuer until his resignation which became effective on March 15, 1997.

         (d) During the last five years, Mr. de Roode has not been convicted in a criminal pro-

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                  ceeding.

         (e) During the last five years, Mr. de Roode has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. de Roode is a citizen of The Netherlands.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 190,000 shares of Common Stock of the Company which are the subject of this Amendment No. 1 to Schedule 13D were disposed of as follows:

         Date               Amount          Price             Consideration
         ----               ------          -----             -------------
         March 5, 1997     120,000          $9.94             Cash
         March 5, 1997      70,000          $8.54             Cash


ITEM 4. PURPOSE OF THE TRANSACTION.

         The 190,000 shares of Common Stock of the Company referenced herein were disposed of in connection with Mr. de Roode's resignation from the Board of Directors of the Company, which became effective on March 15, 1997.

         While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as set forth in this Item and as may otherwise be set forth in this Schedule 13D, the reporting Persons (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

         (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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         (4)      Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (5) Any material change in the present capitalization or dividend policy of the Issuer;

         (6) Any other material change in the Issuer's business or corporate structure;

         (7) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (9) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)     Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

VCH Vermogensverwaltung und Holding Ges.m.b.H.

         As of the date hereof, VCH is the record and beneficial owner of 1,500 shares of Common Stock of the Company, over which it has sole voting power and sole power to dispose. Said shares represent .05% of the issued and outstanding shares of such Common Stock of the Company, based on 2,826,000 shares issued and outstanding at February 1, 1997.

August Andre de Roode

         As of the date hereof, August Andre de Roode, as a director and the principal shareholder of VCH, is the indirect beneficial owner of 1,500 shares of Common Stock of the Company, over which he has sole voting power and sole power to dispose. Said shares represent .05% of the issued and outstanding shares of such Common Stock of the Company, based on 2,826,000 shares issued and outstanding at February 1, 1997. August Andre de Roode, individually, is the record and beneficial owner of 20,000 shares of Common Stock of the Company, over which he has sole voting power and sole power to dispose. Said shares represent .7% of the issued and outstanding shares of such Common Stock of the Company, based on 2,826,000 shares issued and outstanding at February 1, 1997. Collectively, Mr. de Roode has the sole power to direct the vote and sole

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power to dispose of 21,500 or .76% of the shares of Common Stock of the
Company.

         (c) Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the securities of the Company during the past sixty (60) days.

         (d) August Andre de Roode, the principal stockholder of VCH, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Company held by VCH.
Mr. de Roode, individually, has the right to receive and the power to direct the receipt of dividends from, or proceeds for the sale of, the securities of the Company held in his name.

         (e) On March 5, 1997, August Andre de Roode ceased to be the beneficial owner of more than five percent of the class of securities.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

         Pursuant to a Letter of Agreement dated March 10, 1997 between
August A. de Roode and Eastbrokers International Incorporated (the "Company"), Mr. de Roode may assign options to acquire 34,000 (post-split) shares of the Company's Common Stock at $10.00 per share. See Exhibit 1.0.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit Number             Document

                  1.0 Letter of Agreement, dated March 10, 1997 between August A. de Roode and Eastbrokers International Incorporated.

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                                   SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 26, 1997                         VCH VERMOGENSVERWALTUNG UND
                                               HOLDING GES.M.B.H.


                                              By:  /s/ August Andre de Roode
                                                 -------------------------------
                                                   Name:  August Andre de Roode
                                                   Title:  Director





                                                   /s/ August Andre de Roode
                                                 -------------------------------
                                                   August Andre de Roode




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                                 EXHIBIT INDEX


    Exhibit                          Description

         1.0 Letter of Agreement, dated March 10, 1997 between August A. de Roode and Eastbrokers International Incorporated.

                                       -10-